UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

N-able, Inc.
(Name of Issuer)
Common stock, par value $0.001
(Title of Class of Securities)
62878D100
(CUSIP Number)

Michael Thorne, Esq.
AlpInvest US Holdings, LLC
One Vanderbilt Ave, Suite 3400
New York, N.Y. 10171
Telephone: (212) 332-6240

with a copy to:

Adam J. Dobson, Esq.
Ropes & Gray LLP
Prudential Tower, 800 Boylston Street
Boston, MA 02199-3600
Telephone: (617) 951-7147
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. [   ]
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON AlpInvest GA B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,757 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,757 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,757 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON AlpInvest GA Co C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,757 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,757 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,757 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON AlpInvest Partners 2014 I B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,053,221 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,053,221 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,053,221 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON AlpInvest Partners Co-Investments 2014 I C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OFSHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,053,221 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,053,221 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,053,221 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAMES OF REPORTING PERSON AlpInvest Partners 2014 II B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 332,780 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 332,780 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,780 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON AlpInvest Partners Co-Investments 2014 II C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 332,780 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 332,780 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 332,780 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON AlpInvest Mich B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,977 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,977 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,977 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON AM 2014 Co C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,977 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,977 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,977 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 62878D100

1	NAMES OF REPORTING PERSON AlpInvest Partners B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,479,735 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,479,735 (See Item 4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,479,735 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 62878D100

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of N-able, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are at 301 Edgewater Dr., Suite 306, Wakefield, Massachusetts 01880.

Item 2.	Identify and Background.

This Schedule 13D is being filed jointly on behalf of the following persons: AlpInvest GA B.V., AlpInvest GA Co C.V., AlpInvest Partners 2014 I B.V., AlpInvest Partners 2014 I C.V., AlpInvest Partners 2014 II B.V., AlpInvest Partners Co-Investments 2014 II C.V., AlpInvest Mich B.V., AM 2014 Co C.V. and AlpInvest Partners B.V. (collectively, the “Reporting Persons”)

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1.

AlpInvest GA, B.V. is the general partner of AlpInvest GA Co C.V. AlpInvest Partners 2014 I B.V. is the general partner of AlpInvest Partners Co-Investments 2014 I C.V. AlpInvest Partners 2014 II B.V. is the general partner of AlpInvest Partners Co-Investment 2014 II C.V. AlpInvest Mich B.V. is the general partner of AM 2014 CO C.V. AlpInvest Partners B.V. is the managing director of each of AlpInvest GA B.V., AlpInvest Partners 2014 I B.V., AlpInvest Partners 2014 II B.V. and AlpInvest Mich B.V.

The principal business of each of the Reporting Persons is to facilitate the investments of underlying accounts.  The address of the principal business office of each of the Reporting Persons is c/o AlpInvest Partners B.V., Jachthavenweg 118, 1081 KJ, Amsterdam.

Each of the Reporting Persons were organized under the laws of the Netherlands. The names, business address, present principal occupation or employment and citizenship of each director of AlpInvest Partners B.V. is set forth on Annex A hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons identified in Annex A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 62878D100

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock beneficially owned by the Reporting Persons was acquired on July 19, 2021 in connection with the distribution of shares of Common Stock by SolarWinds Corporation (“SolarWinds”) to holders of SolarWinds common stock as of July 12, 2021 (the “Distribution”). The Reporting Persons did not pay any consideration for the shares received in the Distribution.

Item 4	Purpose of Transaction
The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons hold the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Item 5	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) In the aggregate, the Reporting Persons beneficially own 2,479,735 shares of Common Stock, or 1.3% of the Common Stock outstanding.

By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 2,479,735 shares of Common Stock as set forth in rows 7, 8, 9, 10, 11 and 13 of each of the cover pages of this Schedule 13D.

CUSIP No. 62878D100

Calculations of beneficial ownership are based on 178,746,342 shares of Common Stock of the Issuer assumed to be outstanding following the Distribution as set forth in the Issuer’s Information Statement, dated July 12, 2021, circulated to stockholders of SolarWinds in connection with the Distribution and filed as Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 12, 2021.

Certain of the Reporting Persons and certain other stockholders listed on Annex B attached hereto (collectively, the “Stockholders”) are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholders’ Agreement described in Item 6 of this Schedule 13D and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by or on behalf of the other Stockholders, as of July 19, 2021, such a “group” would be deemed to beneficially own an aggregate of 122,971,296 shares of Common Stock, or 68.8% of the total number of shares outstanding. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain other stockholders listed on Annex B attached hereto are separately making Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

 Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A, has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.
(e) Not applicable.

CUSIP No. 62878D100

Item 6	Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.
Stockholders’ Agreement

In connection with the Distribution, certain of the Reporting Persons, the Silver Lake Funds (as defined below), the Thoma Bravo Funds (as defined below) and the parties set forth on Annex B hereto entered into a stockholders’ agreement with the Issuer. The Stockholders’ Agreement, as further described below, contains specific rights, obligations and agreements of these parties as owners of Common Stock. In addition, the Stockholders’ Agreement contains provisions related to the composition of the Issuer’s board of directors and its committees and provides that the Issuer will be obligated to reimburse the Silver Lake Funds and the Thoma Bravo Funds (collectively, the “Sponsors”) and certain of their affiliates for certain out-of-pocket costs and expenses incurred in connection with the separation and distribution, certain advisory services and their ownership of the Issuer’s stock.

Voting Agreement

Under the Stockholders’ Agreement, the parties have agreed to take all necessary action, including casting all votes to which such stockholders are entitled to cast at any annual or special meeting of stockholders, to ensure that the composition of the board of directors complies with (and includes all of the nominees in accordance with) the provisions of the Stockholders’ Agreement related to the composition of the Issuer’s board of directors and its committees. Pursuant to the terms of the Stockholders’ Agreement, the Sponsors will be entitled to nominate members of the board of directors as follows:

• so long as the Silver Lake Funds own, in the aggregate, (i) at least 20% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Silver Lake will be entitled to nominate three directors, (ii) less than 20% but at least 10% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the distribution, affiliates of Silver Lake will be entitled to nominate two directors, and (iii) less than 10% but at least 5% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the distribution, affiliates of Silver Lake will be entitled to nominate one director; and

• so long as the Thoma Bravo Funds and their co-investors own, in the aggregate, (i) at least 20% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Thoma Bravo will be entitled to nominate three directors, (ii) less than 20% but at least 10% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Thoma Bravo will be entitled to nominate two directors, and (iii) less than 10% but at least 5% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the distribution, affiliates of Thoma Bravo will be entitled to nominate one director.

CUSIP No. 62878D100

Notwithstanding the foregoing, the Silver Lake Funds and the Thoma Bravo Funds will each be entitled to nominate three directors only if the total number of directors (inclusive of the number of directors nominated by the Silver Lake Funds and the Thoma Bravo Funds) exceeds seven directors.

The initial Silver Lake Director nominees are Mike Bingle and Michael Widmann and the initial Thoma Bravo Director nominees are Michael Hoffmann and Kristin Nimsger.
Silver Lake and Thoma Bravo Approvals

Under the Stockholders’ Agreement and subject to the Issuer’s restated charter, the Issuer’s restated bylaws and applicable law, for so long as the Sponsors collectively own at least 30% of the aggregate number of outstanding shares of Issuer common stock immediately following the consummation of the distribution, the following actions by the Issuer or any of its subsidiaries would require the prior written consent of each of Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P., and SLP Aurora Co-Invest, L.P. (the “Silver Lake Funds”) and, Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P., Thoma Bravo Executive Fund XI, L.P., Thoma Bravo Fund XII, L.P., Thoma Bravo Fund XII-A, L.P., Thoma Bravo Executive Fund XII, L.P., Thoma Bravo Executive Fund XII-A, L.P., Thoma Bravo Special Opportunities Fund II, L.P., Thoma Bravo Special Opportunities Fund II-A, L.P., and Thoma Bravo Partners XI, L.P. (collectively, the Thoma Bravo Funds) so long as each are entitled to nominate at least two directors to the Issuer’s board of directors. The actions include:

• change in control transactions;
• acquiring or disposing of assets or entering into joint ventures with a value in excess of $150 million;
• incurring indebtedness in an aggregate principal amount in excess of $150 million;
• initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving the Issuer or any of its significant subsidiaries;
• increasing or decreasing the size of the Issuer’s board of directors; and
• terminating the employment of the Issuer’s chief executive officer or hiring a new chief executive officer.

Transfer Restrictions

Under the Stockholders’ Agreement, each of the parties has agreed, subject to certain limited exceptions, not to sell, pledge, assign, encumber or otherwise transfer or dispose any Common Stock during the period following the consummation of the Distribution until October 23, 2021 without the consent of the Silver Lake Funds and the Thoma Bravo Funds, as applicable.

CUSIP No. 62878D100

Indemnification

Under the Stockholders’ Agreement, the Issuer has agreed, subject to certain exceptions, to indemnify the Sponsors and various respective affiliated persons from certain losses arising out of the indemnified persons’ investment in, or actual, alleged or deemed control or ability to influence, the Issuer.

Corporate Opportunities

The Stockholders’ Agreement contains a covenant that requires the Issuer’s restated charter to provide for a renunciation of corporate opportunities presented to the Sponsors and their respective affiliates and the directors nominated by the Silver Lake Funds and Thoma Bravo Funds under the Stockholders’ Agreement to the maximum extent permitted by Section 122(17) of the Delaware General Corporation Law.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as exhibits to this Schedule 13D and is incorporated herein by reference.

Item 7	Material to be Filed as Exhibits
Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.
Exhibit 2
Stockholders’ Agreement dated as of July 19, 2021, by and among N-able, Inc. and the stockholders' named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 20, 2021).

CUSIP No. 62878D100

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  July 28, 2021
ALPINVEST GA B.V.

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

ALPINVEST GA CO C.V.

By:	AlpInvest GA B.V.
Its:	General Partner

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

ALPINVEST PARTNERS 2014 I B.V.

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

CUSIP No. 62878D100

ALPINVEST PARTNERS CO-INVESTMENTS 2014 I C.V.

By:	AlpInvest Partners 2014 I B.V.
Its:	General Partner

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

ALPINVEST PARTNERS 2014 II B.V.

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

ALPINVEST PARTNERS CO-INVESTMENTS 2014 II C.V.

By:	AlpInvest Partners 2014 II B.V.
Its:	General Partner

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

CUSIP No. 62878D100

ALPINVEST MICH B.V.

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

AM 2014 CO C.V.

By:	AlpInvest Mich B.V.
Its:	General Partner

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

ALPINVEST PARTNERS B.V.

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

Annex A

Directors of AlpInvest Partners B.V.

The following sets forth certain information regarding the managers of AlpInvest Partners B.V. The business address for each of the following persons is Jachthavenweg 118, 1081 KJ, Amsterdam..

Name	Citizenship	Present Principal Occupation or Employment
Moerel, Wouter, Jeroen	The Netherlands	Director at AlpInvest Partners B.V.

Herberg, Erica, Kathleen	USA	Director and Chief Financial Officer at AlpInvest Partners B.V.

Bagijn-van Overbeeke, Geertruida, Rudolfina	The Netherlands	Director at AlpInvest Partners B.V.

CUSIP No. 62878D100
Annex B
List of Other Stockholders Party to the Stockholder Agreement

HarbourVest 2015 Global Fund L.P.
HarbourVest Global Annual Private Equity Fund L.P.
HarbourVest Partners IX Buyout Fund L.P.
HarbourVest Partners X AIF Buyout L.P.
HarbourVest Partners X Buyout Fund L.P.
Hermes USA Investors Venture II LP
Howard Hughes Medical Institute
Lexington Co-Investment Holdings III L.P.
Meranti Fund L.P.
NB - Iowa's Public Universities LP
NB Crossroads XX - MC Holdings LP
NB Crossroads XXI - MC Holdings LP
NB PEP Holdings Limited
NB RP Co-Investment & Secondary Fund LLC
NB Sonoran Fund Limited Partnership
NB Strategic Co-Investment Partners II Holdings LP
NB Wildcats Fund LP
Neuberger Berman Insurance Fund Series of the SALI Multi-Series Fund L.P.
NPS Co-Investment (A) Fund L.P.
The Prudential Insurance Corporation of America
The Prudential Legacy Insurance Corporation of New Jersey
Silver Lake Partners IV, L.P.
Silver Lake Technology Investors IV, L.P.
Silver Lake Technology Associates IV, L.P.
SLP Aurora Co-Invest, L.P.
SMRS-TOPE LLC
TFL Trustee Company Limited as Trustee of the TFL Pension Fund

CUSIP No. 62878D100
Exhibit A

Joint Filing Agreement

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Date:  July 28, 2021
ALPINVEST GA B.V.

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

ALPINVEST GA CO C.V.

By:	AlpInvest GA B.V.
Its:	General Partner

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

ALPINVEST PARTNERS 2014 I B.V.

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

ALPINVEST PARTNERS CO-INVESTMENTS 2014 I C.V.

By:	AlpInvest Partners 2014 I B.V.
Its:	General Partner

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

ALPINVEST PARTNERS 2014 II B.V.

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

ALPINVEST PARTNERS CO-INVESTMENTS 2014 II C.V.

By:	AlpInvest Partners 2014 II B.V.
Its:	General Partner

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

ALPINVEST MICH B.V.

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

AM 2014 CO C.V.

By:	AlpInvest Mich B.V.
Its:	General Partner

By:	AlpInvest Partners B.V.
Its:	Managing Director

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory

ALPINVEST PARTNERS B.V.

By:	/s/ Patrick de van der Schueren
Name:	Patrick de van der Schueren
Title:	Authorized Signatory

By:	/s/ Joeri de Groot
Name:	Joeri de Groot
Title:	Authorized Signatory